UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                             (Amendment No.__________ )*


                              THE PANTRY, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 698657103
               ----------------------------------------------
                               (CUSIP Number)

             CHILTON INVESTMENT COMPANY INC., 65 LOCUST AVENUE
                       NEW CANAAN, CONNECTICUT 06840
                  Attn: Norman B. Champ III (212) 966-1221
-------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               June 10, 1999
               ----------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 698657103                           Page 2 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CHILTON INVESTMENT COMPANY, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF;OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,765,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,765,000

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,765,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.7%

14  TYPE OF REPORTING PERSON*

    CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  Security and Issuer
         -------------------

          This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of The Pantry, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1801 Douglas Drive, Sanford, North Carolina, 27330. The Reporting Person (as defined in Item 2 below) is filing this 13D to report beneficial ownership of more than 5% of Common Stock outstanding commencing June 10, 1999.



ITEM 2.  Identity and Background
         -----------------------

          This Statement is being filed on behalf of Chilton Investment Company, Inc. Chilton Investment Company, Inc. is sometimes referred to herein as the "Reporting Person."

          Chilton Investment Company, Inc. is a corporation organized in the state of Delaware. Chilton Investment Company, Inc. is the managing general partner of certain limited partnerships (together, the "Funds") and certain managed accounts (together, the "Managed Accounts"). As such, Chilton Investment Company, Inc. exercises voting control and dispositive power over the securities reported herein. The Managed Accounts and the Funds are in the business of investing and trading primarily in securities and financial instruments.

          The address of the principal office of the Reporting Person is 65 Locust Avenue, 2nd Floor, New Canaan, Connecticut, 06840.

          (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Chilton Investment Company, Inc. is set forth in Schedule I hereto, which is incorporated herein by reference. Each person listed in Schedule I hereto is a citizen of the United States.

          (d), (e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on
Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

          As of the date hereof, Chilton Investment Company, Inc. has acquired 1,765,000 shares of Common Stock for an aggregate purchase price of $23,041,104. All of such purchases and sales were made through an initial public offering and open market transactions. The funds for the acquisition of the shares of Common Stock by Chilton Investment Company, Inc. came from funds of the investors in the Managed Accounts and from the contributions of the partners of the Funds.



ITEM 4.  Purpose of Transaction
         ----------------------

          The Reporting Person has acquired the Common Stock beneficially owned by it for investment purposes and in the ordinary course of business. Neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock, in the open market, in privately negotiated transactions or otherwise.


ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

          (a) Chilton Investment Company, Inc. beneficially owns 1,765,000 shares of Common Stock, representing 9.7% of the shares of Common Stock. (The foregoing calculations are based on 18,111,478 shares of Common Stock issued and outstanding as of June 8, 1999 according to publicly available filings of the Issuer.) To the Reporting Person's knowledge, none of the individuals named in Schedule I hereto beneficially own any shares of Common Stock.

          (b) The responses of the Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

          (c) Except as set forth above, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named in Schedule I hereto, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

          (d) The investors in the Managed Accounts and the limited partners of the Funds have the right to receive the proceeds from the sale of 1,765,000 shares of Common Stock beneficially owned by Chilton Investment Company, Inc.

          (e) Not applicable.

          A description of all the transactions of the Reporting Person in the shares of Common Stock is attached hereto as Exhibit A and incorporated by reference herein. All of these transactions were effected through an initial public offering and on the open market on the Nasdaq National Market.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
         Issuer
         -------------------------------------------------------------

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, or between or any of the individuals named in Schedule I hereto and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

            Exhibit A:  Schedule of Transactions.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 1999



                                    CHILTON INVESTMENT COMPANY, INC.


                                    By: /s/ Richard L. Chilton, Jr.
                                        -------------------------------
                                        Name:  Richard L. Chilton, Jr.
                                        Title: President

                                 SCHEDULE I

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                      CHILTON INVESTMENT COMPANY, INC.

          The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Chilton Investment Company, Inc. ("Chilton") is set forth below. Each of the directors and executive officers is a citizen of the United States. Unless otherwise indicated below, the business address of each director and executive officer is Chilton Investment Company, Inc., 65 Locust Avenue, 2nd Floor, New Canaan, Connecticut 06840.


Name and Business             Present Principal Occupation or Employment
-----------------             ------------------------------------------

Directors
---------

Richard L. Chilton, Jr.       Chairman of the Board and Chief Executive
                              Officer of Chilton

James C. Bosek                Managing Director of Chilton

Hannah S. Flournoy            Managing Director of Chilton

Louisa M. Ives                Managing Director of Chilton

Patricia Mallon               Chief Financial Officer and Managing Director
                              of Chilton

Jonathan M. Wainwright        Partner of Cadwalader, Wickersham & Taft, 100
                              Maiden Lane, New York, New York 10038

Executive Officers
------------------

Richard L. Chilton, Jr.       Chairman of the Board and Chief Executive
                              Officer of Chilton

Susan Boland                  Managing Director of Chilton

James C. Bosek                Managing Director of Chilton

Hannah S. Flournoy            Managing Director of Chilton

Louisa M. Ives                Managing Director of Chilton

Patricia Mallon               Chief Financial Officer and Managing Director
                              of Chilton

Norman B. Champ III           General Counsel of Chilton

                                                                  Exhibit A
                                                                  ---------


          Transactions in Shares of Common Stock ($0.01 par value) of The Pantry, Inc. (CUSIP # 698657103)

          --------------------------------------------------------

                                                            # of Shares
          Trade Date                 Price             Purchased/(Sold)
        ----------------------------------------------------------------
             6/09/99                 13.08                       15,000
             6/09/99                 13.13                      400,000
             6/10/99                 13.01                    1,300,000
             6/14/99                 13.71                       50,000